

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

28 January 2004



05006036

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 January 2004, Re: Proposed disposal of 100% equity interest in Lion Klang Parade Bhd for RM1.00 and the settlement of inter-company balances based on the property asset value of RM109.642 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH on completion for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

PROCESSED
MAR 1 2005
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **27/01/2005 06:19:38 PM**

Reference No **LI-050127-8B9E2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Yasmin Weili Tan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL OF 100% EQUITY INTEREST IN LION KLANG PARADE BHD ("LKPB") FOR RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE OF RM109.642 MILLION TO BE ADJUSTED FOR THE NET TRADE ASSETS/LIABILITIES TO BE TAKEN OVER BY TMW LION GmbH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LKPB")

* **Contents :-**

We refer to the announcements made on 9 November 2004 and 9 December 2004 in relation to the above and wish to announce that Bank Negara Malaysia had vide its letter dated 25 January 2005 and received by us on 26 January 2005, approved the advance to LKPB by Focal Quality Sdn Bhd, a wholly-owned subsidiary of the Purchaser, to settle the inter-company balances owing by LKPB to LLB Harta (M) Sdn Bhd.

As at the date of this announcement, the Proposed Disposal of LKPB is subject to the approval, where applicable, being received from the security trustee, the facility agent and/or holders of the bonds and debts issued by the Company pursuant to the group wide restructuring scheme affecting the Group, for the Proposed Disposal of LKPB.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

27 JAN 2005